April 29, 2019

Gustavo Estrella
Chief Executive Officer
CPFL Energy Inc.
Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1,755, km 2.5
Parque S o Quirino
Campinas
S o Paulo - 13088-140
Federative Republic of Brazil

       Re: CPFL Energy Inc.
           Registration Statement on Form F-3
           Filed April 24, 2019
           File No. 333-231000

Dear Mr. Estrella:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products